Smurfit-Stone Container Corporation Six City Place Drive Creve Coeur, Missouri 63141 314-656-5300

April 25, 2008

VIA FACSIMILE AND EDGAR (Correspondence)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. John Reynolds, Assistant Director

Re:	Smurfit-Stone Container Corporation
Form 10-K for fiscal year ended December 31,2006, filed February 28,2007
File No. 000-23876

Dear Mr. Reynolds:

On behalf of Smurfit-Stone Container Corporation (the “Company”), we are responding to the comments in the letter to the Company, dated December 7, 2007, from the staff of the Division of Corporation Finance (the “Staff) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31,2006 (“Form 10-K”).  This letter supercedes our earlier response of March 26, 2008, and is also in response to oral comments communicated to us from the Staff via telephone on April 14, 2008.

The numbered paragraph below sets forth the Staffs comments together with our response.

Executive Compensation

1.                                      We note that 30-40% of incentive awards under the Management Incentive Plan is based on individual performance which appears to be based on performance objectives.  In the future, if these performance objectives are quantitative, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

The Company has taken note of the Staffs comment above relating to performance objectives and targets associated with its Management Incentive Plan. Pursuant to communications with the Staff on April 14, 2008, the Company will provide the requested disclosures in future Commission filings as they relate to financial periods which have been completed, as applicable to the reporting periods covered in such filings.

In addition, the Company acknowledges that:

•                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing has been responsive to the Staffs comments. If you have any questions related to this letter, please contact me at (314) 656-5276 or David W. Braswell of Armstrong Teasdale LLP, counsel to the Company, at (314) 552-6631.

Sincerely,

Charles A. Hinrichs

Senior Vice President and Chief Financial Officer

cc:           David W. Braswell, Esq.

                Armstrong Teasdale LLP